UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013.

Commission File Number: 001-31221

Total number of pages: 61

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 27, 2013	By:	/S/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	English translation of Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders

Notice of Convocation of the 22nd Ordinary

General Meeting of Shareholders

NTT DOCOMO, INC.

This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 22nd Fiscal Year (“the Notice”) of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA LLC, DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

Message from the President	1

Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders	3

(Attachments)

Business Report	12

Consolidated Balance Sheet [U.S.GAAP]	44

Consolidated Statement of Income [U.S.GAAP]	45

Consolidated Statement of Shareholders’ Equity [U.S.GAAP]	46

Consolidated Statement of Comprehensive Income (Reference) [U.S.GAAP]	47

Consolidated Statement of Cash Flows (Reference) [U.S.GAAP]	48

Non-Consolidated Balance Sheet	49

Non-Consolidated Statement of Income	50

Non-Consolidated Statement of Changes in Net Assets	51

Independent Auditors’ Report regarding the Consolidated Financial Statements	53

Independent Auditors’ Report regarding the Non-Consolidated Financial Statements	55

Report of Audit & Supervisory Board Members	57

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am delighted to present this convocation notice for the general shareholders meeting for the 22nd fiscal year (from April 1, 2012 to March 31, 2013).

Japan’s mobile communications industry is going through a major transition driven by the rapid proliferation of smartphones and social communications services. Against this backdrop, we have provided various services that are useful for our customers’ everyday lives leveraging our proprietary “docomo cloud” technology, “dmarket” portal and other offerings. At the same time, we continued our efforts aimed for further customer satisfaction improvement, including, among other things, expanding the coverage of our Xi LTE service and maintaining a safe, secure and high-quality network. As a result, we recorded an increase in operating income for the fiscal year ended March 31, 2013, driven mainly by a steadfast growth in the number of smartphones sold. Operating income, however, posted a decrease to ¥837.2 billion amid intensified competition.

In the fiscal year ending March 31, 2014, we will continually strive to thoroughly brush up the competitiveness of our overall offerings — i.e., devices, network and services, aiming to fulfill our mission as a provider of social infrastructure of ensuring communications that connect people.

In addition, to step up the actions undertaken to realize our Medium-Term Vision 2015: “Shaping a Smart Life,” we plan to deploy various innovative services in collaboration with external partners or taking advantage of our “docomo cloud” technology, toward the goal of expanding into new business domains.

Going forward, we will devote ourselves to realizing our “dream” of becoming a “partner for a Smart Life” for each and every customer by delivering safety, security, convenience and comfort to their everyday lives.

As always, I ask for your continued goodwill and support.

May 2013

Kaoru Kato

President and CEO

Corporate Vision

“Pursuing Smart Innovation”

HEART

Harmonize — Social contribution beyond borders, across generations

Evolve — Evolution of service and network

Advance — Advance industries through convergence of services

Relate — Creating joy through connections

Trust — Support for safe, secure and comfortable living

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

May 27, 2013

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo, Japan

President and CEO: Kaoru Kato

NOTICE OF CONVOCATION OF

THE 22nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 22nd Ordinary General Meeting of Shareholders of the Company (the “Meeting”) will be held as described below.

Details

1. Date and Time:	Tuesday, June 18, 2013 at 10:00 a.m. (Japan Standard Time)

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo, Japan

3.	Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 22nd Fiscal Year (from April 1, 2012 to March 31, 2013).

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Audit & Supervisory Board.

Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Partial Amendment of Articles of Incorporation

Third Item of Business:	Election of Three (3) Directors

Fourth Item of Business:	Election of Two (2) Audit & Supervisory Board Members

A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Audit & Supervisory Board for the 22nd Fiscal Year required to be attached are included as pages 12-58 hereto.

In accordance with the applicable laws and regulations, and the provisions of Article 13 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprise the Attachments to this Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders, at the Company’s following web site:

(http://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html) instead of including them herein.

Our Consolidated and Non-Consolidated Financial Statements included in the Attachments to the Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders are part of our Consolidated and Non-Consolidated Financial Statements audited by the Independent Auditor in preparing the Independent Auditor’s Report.

Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website (http://www.nttdocomo.co.jp/).

REFERENCE MATERIALS FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Items of Business and Matters for Reference

First Item of Business: Appropriation of Retained Earnings

Items relating to year-end dividends

Taking into account the consolidated results of operations and consolidated dividend payout ratio, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves. The Company proposes to pay the year-end dividend for the 22nd fiscal year as follows:

(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥3,000 per share of common stock of the Company

Total Amount of Dividend Payment: ¥124,402,803,000

(The Company paid an interim dividend in November 2012, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥6,000 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings Wednesday, June 19, 2013

Second Item of Business: Partial Amendment of Articles of Incorporation

1.	Reasons for Amending the Articles of Incorporation of the Company

(1)	To align the Japanese trade name of the Company with the commonly accepted company name of “Kabushiki Kaisha NTT Dokomo,” it is proposed to amend Article 1 (Trade name)

(2)	To prepare for potential business deployment in the future, it is proposed to amend Article 2 (Purpose of business).

(3)

In light of the planned implementation of a stock split and adoption of a unit share system, it is proposed to newly establish Article 8 (Rights for holdings smaller than one share-trading unit) and Article 9 (Additional purchase of shares constituting less than one share-trading unit).

(4)	In relation to the addition of new Articles, it is proposed to make necessary numbering adjustments to the subsequent Articles.

The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:

(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation		Proposed Amendments

(Trade name)		(Trade name)
Article 1	The name of the Company shall be “Kabushiki Kaisha Enu. Thi. Thi. Dokomo” and shall be rendered in English as “NTT DOCOMO, INC.”	Article 1	The trade name of the Company shall be “Kabushiki Kaisha NTT Dokomo” and shall be rendered in English as “NTT DOCOMO, INC.”

(Purpose)		(Purpose)
Article 2		Article 2
1-17	(Omitted)	1-17	(Same as present)
	(Newly created)	18	Travel business
18	Any other commercial activities	19	Any other commercial activities
19-21	(Omitted)	20-22	(Same as present)

Articles 3-5	(Omitted)	Articles 3-5	(Same as present)

(Total number of shares to be issued)		(Total number of shares to be issued)*
Article 6	The total number of shares issuable by the Company shall be one hundred and eighty-eight million and one hundred thirty thousand (188,130,000) shares.	Article 6	The total number of shares issuable by the Company shall be seventeen billion and four hundred sixty million (17,460,000,000)

	(Newly created)	(Number of shares to constitute one share-trading unit)*
		Article 7	The number of shares to constitute a share-trading unit of the Company shall be one hundred (100) shares

Current Articles of Incorporation		Proposed Amendments
	(Newly created)	(Rights for holdings smaller than one share-trading unit)
		Article 8	A shareholder holding a number of the Company’s shares that together constitute less than one share-trading unit will not be able to exercise rights other than those listed below:

1) Rights listed in each item of Article 189, Paragraph 2 of the Companies Act of Japan

2) The right to make demands pursuant to Article 166, Paragraph 1 of the Companies Act of Japan;

3) The right to receive allotments of new share offerings and new share subscription rights in line with the number of shares held by the shareholder; and

4) The right to make demands pursuant to the following Article

	(Newly created)	(Additional purchase of shares constituting less than one share-trading unit)
		Article 9	A shareholder may demand the Company to sell shares to make up one whole unit of shares when combined with the existing holdings of less than one unit.

Articles 7-32	(Omitted)	Articles 10-35	(Same as present)

*

Taking into consideration the intent of the “Action Plan for Consolidating Trading Units” that was announced by the Japanese Stock Exchanges in November 2007, the Company’s Board of Directors resolved at its meeting held on April 26, 2013 to conduct a 1:100 stock split and adopt a unit share system in which 100 shares constitute one share-trading unit. The Board of Directors also passed a resolution concerning the addition of Articles 6 and 7 above, which are expected to take effect on October 1, 2013.

2.	Effective Date of the Amendments to the Articles of Incorporation

(1)	Amendment to Article 1, creation of Articles 8 and 9, numbering adjustments: October 1, 2013

(2)	Amendment to Article 2: June 18, 2013

Third Item of Business: Election of Three (3) Directors

As two (2) Directors, Mr. Kiyohito Nagata and Mr. Hiroo Kusumoto, will resign at the close of this meeting, it is proposed that two (2) Directors be elected as a substitute, and one (1) director be elected to increase the number of directors with the aim of further reinforcing the Company’s management structure.

The candidates for positions as Directors are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Kiyoshi Tokuhiro (May 12, 1955) <Newly appointed>	April 1978	Entered NTT Public Corporation	121
		July 2004	Managing Director of Ubiquitous Services Department of the Company
		June 2006	Senior Vice President, Managing Director of Ubiquitous Services Department of the Company
		June 2007	Senior Vice President, Managing Director of Network Planning Department of the Company
		July 2008	Senior Vice President, Managing Director of Network Department of the Company
		June 2010	Executive Vice President, Managing Director of Kansai Regional Office of the Company
(To the present)
2.	Teruyasu Murakami (October 15, 1945) <Newly appointed> <Outside Director> <Independent Director>	April 1968	Entered Nomura Research Institute, Ltd. (NRI)	50
		April 2001	Representative Director, Executive Managing Director, Member of the Board of NRI
		April 2002	Chief Corporate Counselor of NRI
		June 2008	Independent Director of Benesse Holdings, Inc. (To the present)
		April 2012	Director of Research Institute for Industrial Strategy (To the present)
(Principal concurrent positions)
Director of Research Institute for Industrial Strategy

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
3	Takashi Nakamura (May 15, 1964) <Newly appointed> <Outside director>	April 1987	Entered NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)	10
		January 1999	Associate Manager of Department IV, NTT-Holding Provisional Headquarters of NTT
		October 2002	Senior Manager of Department IV of NTT
		April 2005	Senior Manager of Accounts and Finance Department of NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West)
		July 2008	Senior Manager of Personnel Department of NTT West
		July 2011	Senior Manager of Finance and Accounting Department of NTT (To the present)
(Principal concurrent positions)
Senior Manager of Finance and Accounting Department of NTT

Note:

1.	NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT) is the parent of the Company. NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West) is a subsidiary of NTT.

2.	Mr. Teruyasu Murakami is currently an Independent Director of Benesse Holdings, Inc., but is expected to resign from the position on June 22, 2013.

3.

Mr. Teruyasu Murakami is currently a member of the Advisory Board* of NTT DOCOMO, INC., but is expected to resign from the position at the close of this meeting if his election as director is approved. (*Advisory board was established to provide a venue for the Company to receive opinions and proposals pertaining to its overall business management from experts in various fields)

4.

Mr. Teruyasu Murakami and Mr. Takashi Nakamura are candidates for outside directors. The company intends to file with the Tokyo Stock Exchange, Inc. (TSE) the notification of Mr. Teruyasu Murakami as an independent director as defined by TSE regulations.

5.

Mr. Teruyasu Murakami is nominated as a candidate for an outside director due to his long engagement and career in corporate management in the ICT and information industries, and the Company’s expectations that he will perform a supervisory function from a standpoint independent of business execution and incorporating management insight from a broader perspective based on his extensive experience and knowledge. Mr. Takashi Nakamura is nominated as a candidate for an outside director due to his long career and engagement in businesses pertaining to telecommunications, and the Company’s expectations that he will perform a supervisory function from a standpoint independent of business execution as an outside director, based on his extensive experience and knowledge.

6.

Mr. Takashi Nakamura is engaged in the business execution of NTT, which is a special interest party to the Company. Mr. Nakamura has also been engaged in the business execution of NTT and NTT West, which are special interest parties to the Company, during the past five years.

7.

Mr. Takashi Nakamura has received wages, etc., from NTT and NTT West, which are special interest parties to the Company, as an employee of NTT and NTT West during the past two years, and is expected to continue receiving wages, etc., as an employee of NTT.

8.

If the election of Mr. Murakami and Mr. Nakamura is approved, in accordance with the provisions of Article 427, Section 1 of the Companies Act of Japan, the Company plans to enter into a limited liability contract with Mr. Murakami and Mr. Nakamura, which sets forth the upper limit of damage compensation liability as provided in Article 423 Section 1 of the Companies Act of Japan, so that they can properly fulfill the roles expected for an outside director of the Company.

Fourth Item of Business: Election of Two (2) Audit & Supervisory Board Members

As two (2) Audit & Supervisory Board Members, Mr. Shuro Hoshizawa and Mr. Kyouichi Yoshizawa, will resign at the close of this Meeting, it is proposed that two (2) Audit & Supervisory Board Members be elected.

The candidates for Audit & Supervisory Board Member, to whom the Audit & Supervisory Board has given its approval, are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Kenji Ota (October 1, 1949) <Newly appointed>	April 1974	Entered NTT Public Corporation	234
		June 2005	Senior Vice President, Managing Director of General Affairs Department, Member of the Board of Directors of the Company
		June 2006	Executive Vice President, Managing Director of General Affairs Department, Member of the Board of Directors of the Company
		June 2007	Representative Director, Senior Managing Executive Officer of Sumitomo Mitsui Card Company, Limited (SMCC)
		June 2009	Representative Director, Deputy President, Executive Officer of SMCC
		June 2011	Member of Audit and Supervisory Board of DOCOMO Business Net Inc. (To the present)

2	Naoto Shiotsuka (July 15, 1952) <Newly appointed> <Outside Audit & Supervisory Board Member>	April 1977	Entered NTT Public Corporation	10
		July 2004	Senior Manager, Finance Department of NTT DATA Corporation (NTT DATA)
		June 2005	Senior Vice President, Senior Executive Manager of Finance Department of NTT DATA
		June 2007	Director and Senior Vice President, Senior Executive Manager of Finance Department (CFO) of NTT DATA
		June 2009	Director and Executive Vice President, Senior Executive Manager of Finance Department (CFO), In charge of CSR of NTT DATA
		June 2011	President and CEO, NTT DATA MANAGEMENT SERVICE Corporation
(To the present)

Notes:

1.	DOCOMO Business Net Inc. is a subsidiary of the Company. NTT DATA Corporation (NTT DATA) and NTT DATA MANAGEMENT SERVICE Corporation are subsidiaries of our parent company, NTT.

2.	Mr. Kenji Ota is expected to resign from the Audit & Supervisory Board of DOCOMO Business Net Inc. on June 14, 2013.

3.

Mr. Naoto Shiotsuka currently serves as President and Chief Executive Officer of NTT DATA MANAGEMENT SERVICE Corporation, which engages in business transactions pertaining to office administrations and other matters with the Company. Mr. Shiotsuka is expected to resign from the Board of Directors of NTT DATA MANAGEMENT Service Corporation on June 13, 2013. During the past five years, Mr. Shiotsuka has served as President and Chief Executive Officer of R-Cubic corporation, a subsidiary of NTT, and currently serves as President and Chief Executive Officer of R-Cubic corporation, but is expected to resign from the position on June 13, 2013.

4.	Mr. Naoto Shiotsuka is a candidate for outside audit and supervisory board member of the Company.

5.

Mr. Naoto Shiotsuka was nominated as candidate due to his experience in corporate management and his career in the Finance Department of NTT DATA Corp., and the Company’s expectations that he will perform on audit and supervisory function based on his extensive knowledge pertaining to finance and accounting.

6.

Mr. Naoto Shiotsuka is engaged in the business execution of NTT DATA MANAGEMENT SERVICE Corp. and R-Cubic corporation, which are special interest parties to the Company. Mr. Shiotsuka has also been engaged in the business execution of NTT DATA MANAGEMENT SERVICE Corp. and R-Cubic corporation, which are special interest parties to the Company, during the past five years.

7.

Mr. Naoto Shiotsuka has received compensation, etc., from NTT DATA and NTT DATA MANAGEMENT SERVICE Corp., which are special interest parties to the Company, as a member of the Board of Directors during the past two years. Mr. Shiotsuka is expected to continue receiving compensation, etc., as member of the Board of Directors of NTT DATA MANAGEMENT SERVICE Corp.

8.

If the election of Mr. Shiotsuka is approved, in accordance with the provisions of Article 427, Section 1 of the Companies Act of Japan, the Company plans to enter into a limited liability contract with Mr. Shiotsuka, which sets forth the upper limit of damage compensation liability as provided in Article 423 Section 1 of the Companies Act of Japan, so that he can properly fulfill the roles expected for an outside audit & supervisory board member.

-end-

BUSINESS REPORT

(For the fiscal year from April 1, 2012 to March 31, 2013)

Note:

The term “FY2012” hereinafter refers to the fiscal year ended March 31, 2013, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group

(1) Main Business Activities (As of March 31, 2013)

The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Areas
Mobile phone business	Cellular (Xi and FOMA) services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

All other businesses	Credit services, home shopping services, music software sales, Internet access service for hotel facilities, mobile advertisement business, etc.

(2) Developments and Results of Operations

Amid a major transition driven mainly by the rapid proliferation of smartphones, the competition in Japan’s mobile telecommunications market remains intense due to active movement of subscribers using the Mobile Number Portability (MNP) system and other factors.

Under these market conditions, we are promoting various initiatives to achieve further growth and create a society where everyone can lead a safe, secure and affluent life in line with our corporate vision, “Pursuing Smart Innovation: HEART.”

Furthermore, based on our Medium-Term Vision 2015: “Shaping a Smart Life” that defines our medium-term management policies, we have taken steps for the reinforcement of our mobile business and worked on the expansion of new businesses to create new values, thereby supporting the everyday lives of our customers and businesses to impart a sense of safety, security, convenience and efficiency as a “Partner for a Smart Life.”.

In the fiscal year ended March 31, 2013, in order to reinforce our mobile business, we endeavored to meet the needs of more customers with enrichment of our product lineup including smartphones, expansion of our Xi LTE service coverage and improvement of our billing plans and after-sales support. Additionally, we aggressively promoted the convergence of mobile with various other industries and services in collaboration with external partners in eight new business fields* which were set up with the aim of expanding new businesses.

In addition, we have also strived to provide customers with greater convenience by blending the initiatives undertaken in new business areas and those in our mobile phone business with enrichment of the capabilities and content provided through the “docomo cloud,” which comprises the “dmarket” portal and other components. Also, for the purpose of further improving the services offered on smartphones in cooperation with venture companies, and reinforcing our service development capabilities in new business fields toward the future, in February 2013, we established a venture fund operating company, DOCOMO Innovation Ventures, Inc., and launched an incubation program, “DOCOMO Innovation Village,” to support startups and ventures.

For the fiscal year ended March 31, 2013, while voice revenues in our mobile communications services** decreased by ¥267.3 billion due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes of Use), packet revenues increased by ¥109.3 billion due to an increase in the number of Xi LTE subscriptions and a growth in the user base of smartphones as a result of our active sales promotion. Equipment sales revenues grew by ¥259.2 billion due to an increase in wholesale price per unit and an increase in the number of handsets sold to agent resellers. Other operating revenues grew by ¥128.9 billion owing mainly to favorable expansion of our new business fields and other measures. Consequently, we recognized operating revenues of ¥4,470.1 billion (an increase of ¥230.1 billion from the previous fiscal year).

Despite our promotion of cost efficiency improvement toward the goal of further strengthening our management structure, operating expenses increased by ¥267.4 billion from the previous fiscal year to ¥3,632.9 billion as a result of costs for measures aimed to expand new businesses as well as increased costs of equipment sold due to an increase in the purchase price per handset and the number of handsets sold to agent resellers.

As a result of the foregoing, although we could not achieve ¥900.0 billion in operating income, the original full-year target, we recorded operating income of ¥837.2 billion (a decrease of ¥37.3 billion from the previous fiscal year), and were able to surpass ¥820.0 billion, the full-year forecast as revised in the second quarter of the fiscal year ended March 31, 2013.

Income before income taxes and equity in net income (losses) of affiliates was ¥841.7 billion, and net income attributable to NTT DOCOMO, INC. was ¥495.6 billion (an increase of 31.7 billion from the previous fiscal year).

Going forward, while continuing our endeavors to operate a safe, secure and high-quality network to improve customer satisfaction, we will further accelerate the initiatives in both our mobile phone business and new businesses. At the same time, for the steadfast implementation of these measures, we will also steadily promote structural reform to strengthen our managerial foundation.

Note:	Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

*	Our eight new business fields are media/content, finance/payment, commerce, medical/healthcare, M2M, aggregation/platform, environment/ecology, and safety/security.

**

With the expansion of initiatives regarding the new business fields, presentation methods of operating revenues in the consolidated statements of income of the fiscal year ended March 31, 2012 and 2013 have been changed. Some elements which were included in conventional “Wireless services” have been reclassified into “Other operating revenues,” and the title “Wireless services” has been changed to “Mobile communications services.”

***	Average monthly communication time per subscription.

(Billions of yen)

Item	21st Fiscal Year (FY2011)	22nd Fiscal Year (FY2012)	Year-on-Year Change
Operating revenues	4,240.0	4,470.1	5.4%
Operating income	874.5	837.2	-4.3%
Income before income taxes	877.0	841.7	-4.0%
Net income attributable to NTT DOCOMO, INC.	463.9	495.6	6.8%

■	Mobile Phone Business

During the fiscal year ended March 31, 2013, we worked to deliver state-of-the-art services that are only available from us, leveraging our proprietary “docomo cloud” technology, while further enhancing the convenience of our smartphone products with the release of various products including “XperiaTM Z SO-02E,” which is equipped with a large-capacity battery and quad-core CPU for ultra-fast processing.

We also enriched our product lineup to accommodate a diverse range of users without any concerns about safety and security, by launching distinctive models such as the “Raku-Raku Smartphone” designed for maximum ease of use with such features as the “Raku-Raku Touch Panel” that gives the tactile sensation of pressing a physical button, and the “Smartphone for Juniors SH-05E,” an entry-level model equipped with features designed for preteen, first-time smartphone users.

Meanwhile, we also expanded and improved billing options, our service areas and our after-sales support to provide an environment in which our customers will find it easy to use our products and services.

As a result of the foregoing, the total number of smartphone sold in the fiscal year ended March 31, 2013 reached 13.29 million units, and the total number of sp-mode subscribers steadily grew to 18.28 million.

*Xperia is a trademark or a registered trademark of Sony Mobile Communications AB.

<<Number of Subscriptions for Principal Services>>

As of March 31, 2013, the total number of our cellular services subscriptions reached 61.54 million, of which Xi LTE subscriptions accounted for 11.57 million and FOMA subscriptions 49.97 million. The total number of packet flat-rate service subscriptions reached 38.70 million as a result of the increased penetration of smartphones and the introduction of new flat-rate billing plans for packet access. The number of subscriptions to the “Value Plan” grew to 39.26 million as of March 31, 2013.

(Thousands of subscriptions)

Category	21st Fiscal Year (FY2011)	22nd Fiscal Year (FY2012)	Increase or Decrease	Year-on-Year Change
Cellular services	60,129	61,536	1,407	2.3%
Xi services	2,225	11,566	9,341	419.8%
FOMA services	57,905	49,970	-7,935	-13.7%
Packet flat-rate services	36,295	38,704	2,409	6.6%
i-mode services	42,321	32,688	-9,634	-22.8%
sp-mode services	9,586	18,285	8,698	90.7%
i-channel	16,124	13,815	-2,309	-14.3%
i-concier	5,672	8,868	3,196	56.3%

Notes:

1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<<Promotion of “docomo cloud”>>

Summarized below are the initiatives implemented for the promotion of “docomo cloud,” which allows customers to receive convenient services that are uniquely available from us by accessing our network servers through their smartphones or tablets:

Three key service components of “docomo cloud”:

Description
dmarket	A market that offers a rich suite of digital content such as video, music and electronic books as well as various physical merchandise such as groceries and daily necessities on the cloud

Intelligent service	A cloud-based service that provides intelligent solutions through the use of various advanced technologies such as voice recognition, machine translation and voice synthesis

Storage	A service that allows users to store photographs, videos, phone book and other data on the cloud

<dmarket>

•

We launched the “dgame” mobile gaming platform, which offers a wide variety of games including original titles, and the “dshopping” online shopping service, which handles groceries and other daily necessities. We also continued our efforts to enrich the content of existing services such as the “dvideo” video/movie distribution platform and the number of “dvideo” subscriptions exceeded 4.0 million as of March 31, 2013.

•	We established a joint venture, DOCOMO ANIME STORE, INC., with KADOKAWA SHOTEN CO., LTD. and supply content to “danime store.”

•	We started support for multiple-device ownership by enabling users to share content purchased via our “dmarket” portal over multiple smartphones or tablets devices with the same ID.

•

We released “dtab,” a Wi-Fi-dedicated tablet preinstalled with a proprietary home screen designed for easy access to our “dvideo” and other services. Moreover, introducing the “SmartTV dstick 01,” a small flash drive-like HDMI device for enjoying “dvideo” and other content on large-screen televisions, we are promoting the “docomo Smart Home” initiative aimed at facilitating the linkage between smartphone and tablets/TV or other home electronics.

<Intelligent Service>

•

We launched “Mail-Hon’yaku-Concier” service, an application that automatically translates text messages between Japanese and foreign languages, the “Utsushite-Hon’yaku,” a service that translates text captured by the camera of the smartphone, and “Hanashite Hon’yaku*” automatic translation service which converts the speech spoken to the phone into the desired language.

•	As of March 31, 2013, our voice agent application “Shabette Concier” garnered over 10 million installations and approximately 340 million accesses on a cumulative basis.

*“Hanashite Hon’yaku” received the Grand Prix prize in the CEATEC INNOVATION AWARDS “As Selected by U.S. Journalists” at CEATEC JAPAN 2012, and the “GSMA Global Mobile Awards 2013: Best Network Product or Solution for Serving Customers” at the GSMA Mobile World Congress 2013.

<Storage>

•	We launched the “Photo Collection” service that allows users to save photographs and videos to cloud storage, which can be browsed and edited not only from smartphones and tablets, but also from PCs.

•	We commenced the “docomo denwacho” cloud-based phonebook data storage service, which enables easy production of backup data and transfer of phonebook data upon the replacement to a new handset.

<<Enrichment of Billing Plans>>

To respond to users’ diversified needs, smartphones, tablets and data-only devices, we introduced new packet flat-rate billing plans and price promotions as described below:

•

We launched “Xi Pake-hodai Light” (a flat-rate billing plan for packet access via Xi LTE phones) and “Xi Data Plan Light Ninen*1” (a flat-rate billing plan with a two-year contract for Xi LTE-enabled data-only devices). Both packages enable economical data use of up to 3GB for a flat rate of ¥4,935 per month.

•

We introduced “Raku Raku Pake-hodai,” a flat-rate billing plan for packet access from a “Raku Raku Smartphone,” and the “Xi Pake-hodai for Juniors” plan that allows users of “Smartphone for Juniors SH-05E” to use a flat-rate packet communications service for a flat monthly rate of ¥2,980.

•

We introduced the “Plus Xi-wari campaign*2,” which offers discounts on basic monthly charges to users if they subscribe to the “Xi Data Plan Flat (including Ninen type)” package for their second mobile device such as tablets.

In addition to above initiatives, we offered limited-time discount programs based on their respective subscription contract, including, among others, “Xi Start Campaign 2,” “Xi Smartphone Discount” “Over 10 years Xi Smartphone Discount,” “Kids Discount,” “Family Set Discount,” “Student-Family Bundle Discount” and “Ouen Student Discount 2013” campaigns.

*1 We also introduced “Xi Data Plan Light” (a flat-rate billing plan for Xi LTE-enabled data-only devices).

*2 Requires using a smartphone or other devices with packet flat-rate billing plan

<<Reinforcement of Product Lineup>>

Below is a list of the principal new products released during the fiscal year ended March 31, 2013:

docomo NEXT series

“Experience wonder and discovery beyond your imagination”

16 new models including:

SO-02E (Xperia™ Z)*1

SH-02E (AQUOS PHONE ZETA)*2

F-02E (ARROWS X)

P-02E (ELUGA X)*3

SC-02E (GALAXY NOTE II)

L-01E (Optimus G)

SC-06D (GALAXY S III)

docomo WITH series

“Make every day more enjoyable”

17 new models including:

SH-04E (AQUOS PHONE EX)*2

N-04E (MEDIAS X)*4

SO-01E (Xperia™ AX)*1

SH-01E (AQUOS PHONE si)*2

HW-01E (Ascend)*5

N-07D (MEDIAS X)*4

L-05D (Optimus it)

docomo Tablet	“Come to the thrilling world of computers” 6 new devices: dtab 01 P-08D(ELUGA Live)*3 SO-03E(Xperia™ Tablet Z)*1 F-05E(ARROWS Tab) SC-01E(GALAXY Tab 7.7 Plus) N-08D(MEDIAS TAB UL)*4
Raku-Raku PHONE series	A handset series designed to be “user-friendly,” “simple,” “easy to read” and “peace of mind.” F-12D (Raku-Raku SMART PHONE)
Smartphone for Juniors	“A new smartphone especially for juniors! Peace of mind, safety, and fun in their palm” SH-05E
Collaboration Models

“Disney Color smartphones that allow users to instantly enjoy the world of Disney and other models offered in collaboration with highly popular comic book names and other brands”

N-03E(Disney mobile on docomo)

N-02E(ONE PIECE)

SH-01E(Vivienne Westwood)

L-06D(JOJO)

SH-06D(NERV)

docomo STYLE series	“Shine brightly with individuality” 4 new models: P-01E, N-01E, SH-03E and F-01E
Kids’ PHONE	A kids’ phone with a security function HW-01D
Digital Photo Frames	Digital photo frames that receive promptly by email images that are taken with a featurephone / smartphone PHOTO PANEL 05
Data Communications Devices	Mobile Wi-Fi routers that work on the Xi LTE network for convenient internet communications 3 new devices: HW-02E L-03E L-04D

*1.	Xperia is a trademark or registered trademark of Sony Mobile Communications AB.

*2.	AQUOS PHONE and ZETA are registered trademarks of Sharp Corporation.

*3.	ELUGA is a trademark of Panasonic Corporation.

*4.	MEDIAS is a registered trademark of NEC CASIO Mobie Communications, Ltd.

*5.	Ascend is a registered trademark of Huawei Device Co., Ltd.

<<Expansion of Service Areas>>

To operate a safe, secure and high-quality network, we have been working on the expansion of Xi LTE service areas to enable high-speed and large-capacity communications. During the fiscal year ended March 31, 2013, we focused on coverage expansion and speed enhancement prioritizing areas with strong demand for service, undertaking the following actions:

•

We further expanded Xi LTE coverage, focusing primarily on prefectural capitals and other major cities, and upgraded Xi’s maximum downlink transmission speed to 112.5Mbps in 33 cities across Japan to deliver ultra-high-speed connections.

•

We worked to provide Xi LTE coverage in various subway systems across Japan, including the entire railway sections of the Tokyo Metro and Toei Subway systems* and by March 31, 2013, we completed Xi LTE rollout in 412 stations and 500 inter-station railway sections.

•	We started to provide Xi LTE service in all 97 stations of the Tokaido, Sanyo, Tohoku, Jyoetsu, Yamagata, Akita, Nagano and Kyusyu Shinkansen and 53 major airports across Japan.

•	We developed and started installation of “Xi Femto cell” super-compact base station equipment compatible with both LTE and 3G systems.

•	We started “Home Wi-Fi,” a service that offers wireless LAN routers on a rental basis to enable users to set up home Wi-Fi environments.

•

We increased the roll-out of “docomo Wi-Fi” public wireless LAN service primarily in large-scale commercial facilities, restaurant/cafe chains, convenience stores and other locations to enable high-speed and large-capacity data communications via user’s smartphones and other devices. We also launched “docomo Wi-Fi forever free” campaign, under which the fee for using “docomo Wi-Fi” service is waived.

•

We submitted an application to the Ministry of Internal Affairs and Communications and received approval for the establishment of specified base stations using the 700MHz frequency band to ensure stable delivery of higher transmission speeds and more convenient services to customers.

*Connection is not available in the section between Kotake-Mukaihara and Senkawa Stations on the Tokyo Metro Yurakucho and Fukutoshin Lines due to construction work on connection lines.

<<After-Sales Support Effort>>

As described below, we have continually worked to strengthen our after-sales support with the aim of further improving customer satisfaction:

•

We upgraded the “docomo Anshin Scan” anti-virus service for smartphones and started offering “Anshin Network Security,” which combines this virus protection service with the virus check service for sp-mode mail.

•

We opened a new dedicated call center for operation of smartphones and other devices in Sendai, in addition to the call centers in Tokyo and Osaka, to establish a structure that enables quick response to customer inquiries.

•

The total number of subscribers to the “Smartphone Anshin Remote Support,” which provides customers with professional assistance concerning the operation of smartphone or other devices from our call center staff who can monitor the handset screen status from remote locations, reached 2.5 million as of March 31, 2013.

•	The total number of field staff dispatched in response to request for quality surveys or coverage improvement reached approximately 69,000 cases in the fiscal year ended March 31, 2013.

•

Total number of subscribers to “Mobile Phone Protection & Delivery Service,” a service that covers handset issues such as loss, water exposure and total damage, reached 37.48 million as of March 31, 2013. With a simple telephone call, a replacement handset of the same model and color as the original one (refurbished handset* and new battery pack) is delivered directly to the customer.

*Refurbished products are handsets collected from customers that have been repaired, had their external covers replaced, undergone quality checks, and then reset to the same state as a new product.

<<Initiatives for Corporate Marketing>>

We have implemented the following initiatives, mainly through “docomo cloud,” to offer new value for the businesses of our corporate clients:

•	We upgraded our nationwide internal line connection service, “Office Link,” by adding the “Virtual PBX Type” cloud-based PBX* capabilities.

•	We started offering “Conversation Recording Service,” an enterprise service that automatically records and stores on the cloud the voice conversations made via feature phones and smartphones.

•	We entered into a business collaboration agreement with Microsoft Japan Co., Ltd for joint promotion of tablet devices in the enterprise market.

*PBX: Private Branch Exchange

<<Global Business Expansion>>

To further expand our international communication services and facilitate overseas business deployment, the following measures were implemented:

•	The number of countries/regions in which international roaming for each service was available (as of March 31, 2013):

—	Voice/short message service (SMS): 225 countries/regions

—	Packet communications service: 203 countries/regions

—	Videophone service: 54 countries/regions

•	We launched “WORLD WING Wi-Fi,” which enables “Global Pake-hodai” service users to use public wireless LAN services overseas.

•

To improve the convenience of international roaming service users, we promoted three-party (Japan-China-Korea) cooperation with China Mobile Communications Corporation, China’s largest mobile operator, and KT Corporation, Korea’s leading telecommunications service provider, and developed common specifications for NFC* roaming services. The three parties also agreed to collaborate for the enrichment of inbound Wi-Fi roaming service.

•	We launched the Chinese version of “dgame” gaming service on China’s largest premium applications store, “Mobile Market,” operated by China Mobile Communications Corporation.

•

We successfully concluded a tender offer for Buongiorno S.p.A. in Italy, a provider of mobile Internet content and applications in Europe and elsewhere, and made it a wholly-owned subsidiary with the aim of further expanding our platform service offerings in markets outside Japan.

*NFC: Near Field Communications. An international standard for wireless connection that enables data exchange with contactless IC cards or machine-to-machine communications over a short range of several centimeters.

■	All other Businesses

The principal actions undertaken in all other businesses are summarized below:

<<Promotion of the Credit Services>>

•

We agreed on a business alliance with MasterCard Worldwide to expand the locations where our mobile credit brand “iD” can be used around the world, toward the goal of realizing new forms of mobile payment services.

•

We continually worked to increase the number of merchants accepting payments via our “iD” credit brand, including our efforts to expand the acceptance at convenience stores. The total number of “iD” reader terminals installed grew to 0.48 million units, and the total number of “iD” subscribers was 18.17 million.

•	We worked to enhance and promote subscriptions to our credit services such as “DCMX” and “DCMX Gold,” and the combined subscriptions to “DCMX” services reached 13.85 million.

<<New Investments and Alliances Aimed for Service Expansion>>

Major Invested company or Alliance partner	Principal initiatives
docomo Healthcare, Inc.	We established docomo Healthcare, Inc. jointly with OMRON HEALTHCARE Co. Ltd. for the purpose of providing users with total health support.

Tower Records Japan Inc.	We turned Tower Records Japan Inc. into a subsidiary to propel the provision of value-added services leveraging the synergies of our respective track record, experience and know-how in mobile communications business and music entertainment.

MAGASeek Corporation	We launched a tender offer to acquire the issued common shares of MAGASeek Corporation, an operator of “MAGASEEK” fashion website, with the aim of expanding the service portfolio of the “dmarket” portal, and turned it into a subsidiary.

ABC Cooking Studio Co. Ltd.	We entered into a cooperation agreement with ABC Cooking Studio Co. Ltd. in the areas of learning and health, with the aim of providing customers with lifestyle support mainly through diet and cooking assistance.

<<Business Deployment by Subsidiaries>>

Major subsidiaries	Principal initiatives
OAK LAWN MARKETING, INC.

•     We started handling the merchandise of OAK LAWN MARKETING, INC. on our “dshopping” mobile shopping site.

•     We started granting “docomo Premier Club” points to customers who made a purchase on the official smartphone website of “Shop Japan” home shopping service.

Radishbo-ya Co., Ltd.

•     We started handling the merchandise of Radishbo-ya Co., Ltd. on our “dshopping” mobile shopping site.

•     We started handling subscription contracts for Radishbo-ya premium home delivery service at docomo Shops, aiming to strengthen its sales taking advantage of our mobile phone subscriber base.

D2C Inc.

•     We worked to strengthen the sales of advertisement for smartphones, such as the advertisements for the “dmarket” portal.

•     We started the sales of advertisement for “message S (message special)” service, an advertisement distribution service for smartphones.

mmbi, Inc.

•     We produced original programs for the “NOTTV” multimedia broadcasting service for smartphones linking them with social media and other communication services, and expanded the “NOTTV” service coverage to 33 prefectures nationwide.

•     As of March 31, 2013, the number of “NOTTV”-compatible handsets reached 21 models, and the total number of subscriptions was 0.68 million.

Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2013 are indicated in the table below.

(Billions of yen)

Category	21st Fiscal Year (FY 2011)		22nd Fiscal Year (FY 2012)		Year-on-Year Change
Operating revenues
Mobile phone business	4,110.6	(96.9)	4,275.2	(95.6)	4.0%
Voice	1,541.9	(36.4)	1,274.6	(28.5)	-17.3%
Packet	1,784.6	(42.1)	1,893.9	(42.4)	6.1%
All other businesses	129.4	(3.1)	195.0	(4.4)	50.6%
Total	4,240.0	(100.0)	4,470.1	(100.0)	5.4%
Operating income (loss)
Mobile phone business	886.3	(-)	868.3	(-)	-2.0%
All other businesses	-11.9	(-)	-31.1	(-)	-162.0%
Total	874.5	(-)	837.2	(-)	-4.3%

Notes:

1.	Figures in parentheses indicate revenues as a percentage of total operating revenues.

2.	Operating revenues for the voice mobile phone business include circuit-switching data communication.

3.

With the introduction of “Other operating revenues” in the 22nd fiscal year, some elements (revenues from content and other services) included in conventional “Packet communications revenues” for the 21st fiscal year have been retroactively reclassified into “Other operating revenues.” The amount of the reclassification for the period is ¥59.2 billion.

(Reference) Initiatives Undertaken in New Businesses

Each of our business segments (mobile phone business and all other businesses) includes undertakings in eight new business fields. The principal services of each field of business are as described below:

Business fields	Principal services (alliance partners)
Media/Content	“dvideo,” “dmusic,” “dhits,” “dbook,” “danime store,” “dgame,” “NOTTV” (mmbi, Inc.), mobile advertisement (D2C Inc.), and other services

Finance/Payment	Mobile credit services, “Mobile Phone Protection and Delivery” service, and other services

Commerce	“dshopping,” home shopping service (OAK LAWN MARKETING, INC., MAGASeek Corporation and Radishbo-ya Co., Ltd.), music software sales (Tower Records Japan Inc.), and other services

Medical/Healthcare	Healthcare support services (docomo Healthcare, Inc.)

M2M	“Otayori Photo” service, “docomo DriveNet,” PlayStation®Vita* and other services

Aggregation/Platform	Mobile content distribution, platform services (net mobile AG, Buongiorno S.p.A.) and other services

Environment/Ecology	Environment sensor network, bicycle sharing and other services

Safety/Security	“Smartphone Anshin Remote Support,” “Anshin Network Security” and other services

*PlayStation is a registered trademark of Sony Computer Entertainment Inc.

Expansion of New Business Revenues

(3)	Stable Operation of Communications Network

To fulfill our mission, as an operator of vital social infrastructure, of ensuring communications that connect people, we have been working on the construction of communication infrastructure that can function properly even in the event of a large-scale disaster.

In addition, we have also endeavored to ensure stable network operations, adapting to the changes in communications environment associated with the rapid proliferation of smartphones and addition of cloud service.

<<Measures for Disaster Preparedness>>

•

To prepare for possible large-scale disasters in the future, such as an earthquake directly striking the Metropolis of Tokyo, we have moved ahead with the dispersion of important communications facilities previously concentrated in the Metropolitan area. During the fiscal year ended March 31, 2013, we established a backup center for our smartphone packet communications platform in Kyushu and a backup center for the storage of customer data in Kansai.

•

We started furnishing our base stations with fuel cells that are more compact and lightweight than heretofore as an emergency power source that can supply power for over 40 hours in the event of a disaster. As a new countermeasure against long-term power outage, we introduced remotely-controlled energy-saving mechanisms.

•

With the aim of ensuring communications in cases of natural disasters such as earthquakes or torrential rain or events with massive public turnout, we introduced mobile base station vehicles compatible with our high-speed Xi LTE service (maximum downlink speed: 75Mbps).

•

With the “NTT DOCOMO Group Comprehensive Disaster Drill,” which is conducted annually in cooperation with designated administrative institutions, we verify and confirm the procedures for securing communications and restoring damaged communications and other facilities in the event of a disaster through the setting and operation of equipment that we newly introduced in light of the lessons learned from the experience of the Great East Japan Earthquake of 2011.

•	We also carried out verification experiments toward the commercialization of disaster-resilient, environment friendly “Green Base Stations.”

<<Response to Series of Service Interruptions>>

As described below, by December 31, 2012, we completed the implementation of all measures aimed at preventing the recurrence of a series of service interruptions reported during the period between June 2011 and January 2012.

Countermeasures		Details of countermeasures	Completion Date
Processing Capacity	Packet Switching Equipment	Installation of packet switching equipment based on results of processing capacity inspections	April 2012

		Enhanced processing capacity of a new version of packet switching equipment	August 2012

	sp-mode System	Introduction of newly developed mail information server	February 2012

		Improvement of software and installation of network equipment responding to the increasing number of smartphones	December 2012

	Traffic Overload	Rerouted processing away from malfunctioning channels	April 2012

		Rerouted processing when service control equipment switches to backup equipment	August 2012

	Increased Control Signal	Changes in radio connection procedures to allow the transmission of multiple applications with a single wireless connection	November 2012

Processing Mode		Change in connection procedures of sp-mode and mopera (new procedures that do not cause IP address conflicts)	March 2012

		Introduction of function to prevent problems with user identification information during processing	January 2012

Quality of Software		Maintenance of development documents and enforcement of test	March 2012

Quality of Construction		Classification of the importance of each construction project by the impact on customers, sharing information within company to increase preparedness, ensuring recovery procedures for unforeseen circumstances during constructions	February 2012

		Formulation of rules on construction time slot depending on the nature of the construction to minimize impact on customers	February 2012

In response to the service interruption incidents that occurred during the fiscal year ended March 31, 2013, we completed the implementation of countermeasures such as the reinforcement of our communication facilities and processing capability enhancement and correction of errors on the part of other carriers operating the facilities that caused the problem. Furthermore, we will continuously endeavor to ensure stable operation of our communications network, employing additional measures including those aimed at improving the quality of our construction works and software.

Going forward, we will strive even further to enhance the reliability of our communications network to ensure safe and secure use for our customers.

(4) Trend of Capital Expenditures

The principal capital investments made during the fiscal year ended March 31, 2013 are summarized below.

<< Expansion of Telecommunications Facilities>>

•

We improved the Xi LTE services area, while moving forward with a significant increase in the number of base stations, and continued further quality enhancements for FOMA services areas. As a result, the total number of Xi LTE base stations reached 24,400, up 17,400 compared to March 31, 2012. The total number of FOMA outdoor and indoor base stations was 68,800 and 33,900, respectively.

•

We moved ahead with the reinforcement of our network facilities to respond to the increase in data traffic resulting from the expanded adoption of smartphones and migration of subscribers to Xi LTE service.

•

We tackled the reinforcement of our “docomo cloud” servers and other platform elements to deliver various intelligent services such as “Shabette Concier” voice agent or “Hanashite Hon’yaku” speech translation services.

<<Initiatives Aimed for Efficiency and Cost Reduction>>

•

We pursued cost efficiency improvement toward the goal of further strengthening our management foundation through integration and/or capacity expansion of our existing equipment, efficiency improvement of construction works and reduction of equipment procurement costs.

•

We also structured our service areas and achieved quality improvement in an efficient manner, using the optimal equipment among various options taking into consideration the surrounding environment and geography, data transmission volume and other factors when establishing base stations.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2013, increased by 3.7% from the previous fiscal year to ¥753.7 billion.

(5) Financing Activities

During the fiscal year ended March 31, 2013, we obtained long-term financing in the amount of ¥60 billion through the issuance of corporate bonds to be appropriated for the redemption of outstanding corporate bonds.

(6) Research and Development Activities

<<Development of the Handsets and Services>>

•

In order to expand the docomo cloud service, services such as “Mail Hon’yaku Concier,” “Hanashite Hon’yaku”, and “Photo Collection” were introduced for commercial use. In addition, the functions for “Shabette Concier” were expanded and the Phone Book was shifted to the cloud.

•

In order to improve the battery life of smartphones and other devices, a safe, large capacity battery was introduced for commercial use. In addition, an AC adaptor that can be charged at high-speed, at its fastest, double what it was in the past, was introduced for commercial use, and charge-time convenience has been improved.

•	With the Xi LTE service, a mobile Wi-Fi router that supports ultra-high speed transmission at 112.5Mbps, the fastest transmission speed in Japan*, was introduced for commercial use.

*	As of March 13, 2013, compared to the public announced speeds of various companies.

<<Technical Developments to be Implemented>>

•

In preparation for the introduction of LTE-Advanced for commercial use, a 4G mobile communications standard, we initiated the development of high-capacity base-station equipment that uses the advanced C-RAN architecture. With this equipment, we aim to improve radio capacity and user throughput in high-traffic areas such as stations.

•

In order to enable an innovative operational feel and input methods, we are engaged in the development of a transparent dual-touch display handset, with touch panels on both surfaces of a transmissive display, which can be operated from either surface, and we also worked to develop a “Grip UI,” which is a system that utilizes a pressure sensor mounted on a smartphone that can detect location and strength when a cell phone is grasped and carry out various operations.

•

We have begun field tests aimed at the practical use of eco-friendly and disaster-resistant green base stations that efficiently utilize solar and wind power, fuel cells, or large-capacity storage batteries.

<<Future Technology Initiatives>>

•

Aimed at enhancing the LTE and future LTE-Advanced areas, we successfully conducted connection testing between the LTE base station and an active antenna that enables to set up a sub-station to use less space than in the past and to make even more precise radio emissions.

•

Aimed at realizing an information communication network that can withstand a disaster, we conducted research and development on the fundamental technologies for a network virtualization that allows dynamic reallocation of the processing resources for voice communications and packet communications and we verified that it is effective in mitigating congestion, such as congestion caused by increased demand for voice communications during a disaster.

As a result of the above, the total research and development costs for this term were 111.3 billion yen.

(7) CSR Activities

We fulfill our responsibilities to society (CSR) by creating new services that contribute to the realization of an affluent society spanning countries, regions, and even generations where people can live more comfortably.

In the awake of the Great East Japan Earthquake, society has demanded an even higher level of CSR. In addition to giving our customers a sense of peace of mind and security by providing consistent service, we are also continuing to work to support reconstruction efforts in the disaster-stricken areas.

Specific CSR activities conducted in the fiscal year ended March 31, 2013 were as follows:

<<Safe and Secure Mobile Communications>>

•

To prepare a communications environment that can cope with a major disaster, we have taken measures to address long-term power outages at our base stations and dispersed critical facilities. Please see page 24 “(3) Stable Operation of Communications Network << Measures for Disaster Preparedness >>” for detailed information about these initiatives.

•

We are working to enhance security services for smartphones as well as advisory services so that our customers can use their smartphones with peace of mind. Please see page 19 “(2) Developments and Results of Operations << After-Sales Support Effort >>” for detailed information about these initiatives.

•

In the fiscal year ended March 31, 2013 we held about 6,670 of our Mobile Phone Safety Classes, at which we educate users on mobile phone etiquette as well as how to deal with phone-related problems. Approximately 930,000 people attended these classes. We have offered the class about 34,000 times since we began offering it in 2004, and the class has been taken by more than 5 million people.

<<Contributing to Environmental Protection & Local Communities>>

•

We have continued to collect unneeded mobile handsets through our docomo Shops as part of our efforts to ensure the efficient use of limited resources. In the fiscal year ended March 31, 2013 we collected 3.67 million used mobile handsets from customers, bringing the cumulative total to more than 84 million.

•

We have created an environment that provides flexibility by establishing the Charity Drive Websites to help those who have been affected by natural disasters in various regions*[1] and allows contributions to be solicited via our mobile phones. The funds collected from our customers are donated to various relief organizations.

•

As part of our natural environment protection initiatives we acquired carbon sink credits equating to about 45% of a forest owned by the town of Minamisanriku in Miyagi Prefecture, which has received Forestock certification*[2]. We have also continued our forest preservation activities through our “docomo Woods” program, which has expanded to 50 locations in 47 prefectures nationwide.

*1	Sites created to help people affected by heavy rains in northern Kyushu, typhoons and flooding in the Philippines, and Hurricane Sandy.

*2

Program operated by the general incorporation association FORESTOCK to certify forests in Japan that meet certain standards in categories such as appropriate and sustainable forest management and biodiversity conservation.

<<Tohoku Reconstruction Support>>

•

To contribute to reconstruction efforts following the Great East Japan Earthquake, we have used our Tohoku Reconstruction Support Office as a base to carry out support initiatives using tablet devices. These include the dissemination of information to evacuated households and provision of services to look in on people living in temporary housing. We have also provided support to affected persons via mobile devices and provided financial support to 11 citizens’ activities groups such as non-profit organizations that are carrying out local reconstruction initiatives.

•

During the fiscal year ended March 31, 2013 a total of 549 of our employees participated in company volunteer initiatives to help the affected areas rebuild after the Great East Japan Earthquake. As of March 31, 2013 our employees and our group companies have donated a combined total of approximately ¥580 million to disaster relief organizations.

(8) Consolidated Financial Results and Assets

	19th Fiscal Year (FY 2009)	20th Fiscal Year (FY 2010)	21st Fiscal Year (FY 2011)	22nd Fiscal Year (FY 2012)

Operating revenues (millions of yen)	4,284,404	4,224,273	4,240,003	4,470,122
Operating income (millions of yen)	834,245	844,729	874,460	837,180
Income before income taxes (millions of yen)	836,157	835,338	876,958	841,658
Net income attributable to NTT DOCOMO, INC. (millions of yen)	494,781	490,485	463,912	495,633
Earnings per share attributable to NTT DOCOMO, INC. (yen)	11,864	11,797	11,187	11,952
Total assets (millions of yen)	6,756,775	6,791,593	6,948,082	7,228,825
NTT DOCOMO, INC. shareholders’ equity (millions of yen)	4,635,877	4,850,436	5,062,527	5,427,575

(9) Issues Facing the Group

We have been engaged in “proceeding toward an Integrated Service Corporation” in order to steadfastly implement Medium-Term Vision 2015 “Shaping a Smart Life.” Going forward, we will set forth the new theme “Partner for a Smart Life,” in which we will strive to always be nearby to our customers, in order to make our initiatives more clearly understood and engage in realizing the Medium-Term Vision 2015.

In the fiscal year ending March 31, 2014, we will focus on “expansion of smartphone user base” and “creation of new revenue sources leveraging ‘docomo cloud’ as a core.” We will also facilitate the “transformation and reorganization of our business structure” to ensure these actions.

<<Expansion of Smartphone User Base>>

•	Devices:

To boost the attractiveness of our handsets, we will develop our product lineup by concentrating resources in mainstay products, with the mindset of “easy to understand and easy to choose.”

•	Network:

We will seek to realize “outstanding connectivity and usability” by focusing on the enhancement of Xi LTE network quality to provide users with a high-quality mobile communications experience. In addition, we will also strive for the provision of a comfortable mobile communications environment through the combined use of Wi-Fi services.

•	Services:

For smartphone usage, based on the concept of “affordable and worry-free use,” we will proceed with the provision of an assortment of popular services and further enhancement of “dmarket” with the aim of increasing the number of online stores and items.

<<Creation of New Revenue Sources Leveraging “docomo cloud”>>

Leveraging “docomo cloud” services, which consist of the three key components of “dmarket” portal, “Intelligent services” and “Storage” capabilities, we plan to provide customers with a wide range of products and services thereby bringing enhanced safety, security, and convenience and the latest technology to people’s everyday lives and businesses.

Our goal is to accelerate the realization of “Smart Life” by combining these “docomo cloud” capabilities with the initiatives undertaken in the eight new business areas.

Furthermore, we decided to tackle “health” as a high-priority project for the future in light of its importance in our lives and society. To this end, we established docomo Healthcare, Inc., and launched a new mobile healthcare platform dubbed “watashi-move” in April 2013. This “watashi-move” stores and analyzes user’s body data using mobile devices such as smartphones and health appliances to provide users with healthcare services and products most suited to their conditions in collaboration with alliance partners.

Through these initiatives, we aim to boost our operating revenues from new business domains to ¥700 billion in fiscal 2013 and ¥1 trillion in fiscal 2015.

<<Enhancing the Business Foundation with Structural Innovations>>

We will review every aspect of our business operation of the entire DOCOMO Group and strengthen cost competitiveness by seeking in-depth efficiency improvement in our mobile phone business. Furthermore, we will establish the Smart-life Business Division in July 2013 and promote the establishment and expansion of services by accelerating the speed with which we provide services.

We will deliver to customers “appropriate information” selected from an “overflow of information” throughout the world in a “timely manner” and support the lives of our customers to impart a sense of safety, security, convenience and efficiency. In this way, while we will endeavor to bring customers maximum value by transforming ourselves into a service provider, we will also create an environment in which even more people can freely use our services irrespective of the type of networks or devices by expanding the world of personal authentication from the “phone number” to the “docomo ID.”

Furthermore, in order to become a “Partner for a Smart Life” even for our overseas customers, we are not only leveraging the relationships that we have built with overseas carriers, but are also developing the business in accordance with the situation in each country or region. We aim to grow on a global scale by evolving from a provider of services that are centered mainly on voice communications, to a stage at which it is possible for us to provide mobile payments and authentication, and then, to a stage at which we can offer even more convenient and useful services.

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, we plan to pay dividends by taking into account our consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments.

(10) Principal Offices (As of March 31, 2013)

(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan

(b) Regional Offices:

Hokkaido Regional Office: Chuo-ku, Sapporo, Hokkaido Prefecture

Tohoku Regional Office: Aoba-ku, Sendai, Miyagi Prefecture

Tokai Regional Office: Higashi-ku, Nagoya, Aichi Prefecture

Hokuriku Regional Office: Kanazawa, Ishikawa Prefecture

Kansai Regional Office: Kita-ku, Osaka, Osaka Prefecture

Chugoku Regional Office: Naka-ku, Hiroshima, Hiroshima Prefecture

Shikoku Regional Office: Takamatsu, Kagawa Prefecture

Kyushu Regional Office: Chuo-ku, Fukuoka, Fukuoka Prefecture

(11) Employees (As of March 31, 2013)

Number of Employees (change from March 31, 2012)	Average Age	Average Length of Employment
23,890 (increase of 601)	40.4	15.6 years

Notes:

1.

The number of employees includes 397 employees seconded from companies other than the Company or its subsidiaries, but does not include 757 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at overseas subsidiaries are not included.

3.

In calculating the average length of service for employees transferred from NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications Network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at overseas subsidiaries are not included in the calculation.

(12) Status of Parent Company and Principal Subsidiaries

(a) Relationship with Parent Company

NTT, our parent company, currently owns 27,640,000 shares of our company (66.65% of all shares*) as of March 31, 2013. The company conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.

The company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development by NTT. In addition, the company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Group and the compensation with respect to group management and operation by NTT.

*	The percentage of shares held is calculated excluding treasury shares.

(b) Principal Subsidiaries

There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2013.

There were 180 subsidiaries and 30 affiliates as of March 31, 2013.

(c) Acquisition and disposal of shares of other companies

<<Additional investment in Tower Records Japan Inc.>>

We acquired an additional 8% of the outstanding shares of Tower Records Japan Inc., transforming the equity-method affiliate into a subsidiary with the aim to leverage synergies in our track records, experience, and know-how in mobile communications and music entertainment in order to provide high value-added services. The acquisition increased our interest in the company to 50.3%.

<<Public Tender Offer for Buongiorno S.p.A.>>

We acquired 100% of the outstanding shares of the Italian mobile content platform operator Buongiorno S.p.A., transforming it into a subsidiary, with the aim of expanding our platform services overseas.

(d) Material contracts for management of the company

We have entered into a basic agreement for billing and collection activities for communications services charges, as well as a receivables assignment agreement pursuant that agreement, with NTT Finance Corporation (“NTT Finance”). Under these agreements we have assigned the receivables associated with our communications services to NTT Finance.

(13) Principal Creditors of the Corporate Group (as of March 31, 2013)

There were no principal creditors as of March 31, 2013

2. Company Shares (as of March 31, 2013)

(1) Total number of authorized shares: 188,130,000 shares

(2) Total number of issued shares: 43,650,000 shares

(3) Number of shareholders: 349,281

(4) Principal Shareholders

Shareholders	Holdings in the Company
	Number of Shares Held	Shareholding Ratio (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	27,640,000	66.65
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	761,871	1.84
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	712,226	1.72
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	336,444	0.81
STATE STREET BANK AND TRUST COMPANY	217,579	0.52
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	216,577	0.52
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 9)	211,547	0.51
STATE STREET BANK AND TRUST COMPANY 505225	167,313	0.40
BARCLAYS CAPITAL INC.	159,000	0.38
SIX SIS Ltd	151,227	0.36

Notes:

1.	The Company’s holding of treasury stock (2,182,399 shares) is not included in the above.

2.	The Shareholding Ratio calculation excludes treasury stock.

(5) Other Principal Issues on the Company Shares

In response to the “Action Plan for Consolidating Trading Units” announced by the Japanese Stock Exchanges, we resolved at the Board of Directors held on April 26, 2013 to conduct a 1:100 stock split and adopt a unit share system in which 100 shares constitute one share-trading unit with October 1, 2013 as the effective date. Please note that there will be no effective change in the investment units due to the stock split and adoption of the unit share system.

3. Directors, Corporate Officers and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members (as of March 31, 2013)

Position	Name	Primary Responsibilities and Affiliations
President and CEO Member of the Board of Directors	Kaoru Kato

Senior Executive Vice President Member of the Board of Directors	Kazuto Tsubouchi	Responsible for Global Business, Corporate and CSR Member of the Board of Directors of Tata Teleservices Limited (India)

Senior Executive Vice President Member of the Board of Directors	Fumio Iwasaki	Responsible for Multimedia, Network and Technology

Executive Vice President Member of the Board of Directors	Tsutomu Shindou	Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office

Executive Vice President Member of the Board of Directors	Takashi Tanaka	Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas

Executive Vice President Member of the Board of Directors	Kazuhiro Yoshizawa	Managing Director of Corporate Strategy & Planning Department Responsible for Mobile Society Research Institute

Executive Vice President Member of the Board of Directors	Seizo Onoe	Managing Director of R&D Center

Senior Vice President Member of the Board of Directors	Wataru Kagawa	Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department and Managing Director of Business Process Improvement Office

Senior Vice President Member of the Board of Directors	Kiyohito Nagata	Managing Director of Strategic Marketing Department Member of the Board of Directors of Tata Teleservices Limited (India)

Senior Vice President Member of the Board of Directors	Hirotaka Sato	Managing Director of Accounts and Finance Department

Senior Vice President Member of the Board of Directors	Kazuhiro Takagi	Managing Director of Human Resources Management Department

Member of the Board of Directors	Ryuji Yamada	Chief Strategic Advisor

Member of the Board of Directors	Hiroo Kusumoto	Senior Manager of Corporate Strategy Planning Department of NTT

Full-time Audit & Supervisory Board Member	Shuro Hoshizawa

Full-time Audit & Supervisory Board Member	Takanori Utano

Full-time Audit & Supervisory Board Member	Haruo Morosawa

Audit & Supervisory Board Member	Kyouichi Yoshizawa

Audit & Supervisory Board Member	Eiko Tsujiyama

Professor of Accounting, Faculty of Business & Commerce, Waseda University

Audit & Supervisory Board Member of Mitsubishi Corporation

Outside Director of ORIX Corporation

Audit & Supervisory Board Member of LAWSON, INC.

Audit & Supervisory Board Member of Shiseido Company, Limited

Notes:

1.	Members of the Board of Directors and Audit & Supervisory Board Members who resigned or retired during the fiscal year ended March 31, 2013 are as follows:

Name	Retirement date	Reason	Position/responsibility at time of retirement
Kiyoyuki Tsujimura	June 19, 2012	Term expired	Senior Executive Vice President, Responsible for Multimedia Services and Technology, Member of the Board of Directors

Masatoshi Suzuki	June 19, 2012	Term expired	Senior Executive Vice President, Responsible for Global Business and Corporate, Member of the Board of Directors

Hiroshi Matsui	June 19, 2012	Term expired	Senior Executive Vice President, Responsible for CSR and Branches in Kanto and Koshinetsu areas, Member of the Board of Directors

Mitsunobu Komori	June 19, 2012	Term expired	Executive Vice President, Managing Director of R&D Center, Member of the Board of Directors

Hiroshi Tsujigami	June 19, 2012	Term expired	Member of the Board of Directors

Shunichi Tamari	June 19, 2012	Term expired	Full-time Audit & Supervisory Board Member

2.	Members of the Board of Directors elected at the 21st Annual General Meeting of Shareholders held on June 19, 2012 are as follows:

Name	Position	Responsibility
Seizo Onoe	Executive Vice President and Member of the Board of Directors	Managing Director of R&D Center

Kiyohito Nagata	Senior Vice President and Member of the Board of Directors	Managing Director of Strategic Marketing Department

Hirotaka Sato	Senior Vice President and Member of the Board of Directors	Managing Director of Accounts and Finance Department

Kazuhiro Takagi	Senior Vice President and Member of the Board of Directors	Managing Director of Human Resources Management Department

Hiroo Kusumoto	Member of the Board of Directors

Takanori Utano	Full-time Audit & Supervisory Board Member

3.	Changes in responsibilities of the Members of the Board of Directors during the fiscal year ended March 31, 2013 are as follows:

Name	Current Positions and Responsibilities	Previous Positions and Responsibilities	Effective date
Kaoru Kato	President and CEO Member of the Board of Directors	Executive Vice President, Managing Director of Corporate Strategy and Planning Department, Member of the Board of Directors	June 19, 2012
Kazuto Tsubouchi	Senior Executive Vice President Responsible for Global Business, Corporate and CSR, Member of the Board of Directors	Executive Vice President, Managing Director of Accounts and Finance Department, Responsible for Business Alliance Department, Member of the Board of Directors	June 19, 2012
Fumio Iwasaki	Senior Executive Vice President, Responsible for Multimedia Services, Network and Technology	Executive Vice President, Responsible for Network, Member of the Board of Directors	June 19, 2012
	Senior Executive Vice President, Responsible for Multimedia, Network and Technology, Member of the Board of Directors	Senior Executive Vice President, Responsible for Multimedia services, Network and Technology, Member of the Board of Directors	March 1, 2013
Tsutomu Shindou

Executive Vice President, Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Strategy Department and Managing Director of TOHOKU Reconstruction Support Office,

Member of the Board of Directors

		Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors	May 25, 2012
Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors

Executive Vice President,

Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Strategy Department and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors

July 1, 2012

Takashi Tanaka	Executive Vice President and Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas, Member of the Board of Directors	Executive Vice President and Responsible for Consumer Sales, Member of the Board of Directors	June 19, 2012
Kazuhiro Yoshizawa	Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Responsible for Mobile Society Research Institute, Member of the Board of Directors	Senior Vice President and Managing Director of Human Resources management Department, Member of the Board of Directors	June 19, 2012
Ryuji Yamada	Chief Strategic Adviser, Member of the Board of Directors	President and CEO, Member of the Board of Directors	June 19, 2012
Kyouichi Yoshizawa	Audit & Supervisory Board Member	Full-time Audit & Supervisory Board Member	June 19, 2012

4.	Board member Hiroo Kusumoto is an outside director as provided in Article 2, Item15 of the Companies Act.

5.	NIPPON TELEGRAPH AND TELEPHONE CORPORATION, which employs outside director Hiroo Kusumoto, is our parent company.

6.

Full-time audit & supervisory board member Haruo Morosawa and audit & supervisory board members Kyouichi Yoshizawa and Eiko Tsujiyama are outside audit & supervisory board members as provided in Article 2, Item16 of the Companies Act.

7.

Audit & Supervisory Board Member Eiko Tsujiyama has considerable knowledge in finance and accounting gained through her years of experience as a university professor, along with being a Certified Public Accountant and as an outside director on corporate boards.

8.

Outside audit & supervisory board member Eiko Tsujiyama also serves as an outside audit & supervisory board member with Lawson, Inc., a company with which we have business alliance; we have no special relationship with other firms where Ms. Tsujiyama is concurrently serving.

9.

We have designated outside audit & supervisory board members Haruo Morosawa and Eiko Tsujiyama as independent audit & supervisory board members pursuant to the Securities Listing Regulations of Tokyo Stock Exchange, and we have notified the Tokyo Stock Exchange of such designation.

(2) Policies concerning, and total compensation of, directors and audit & supervisory board members

(a) Policies

Matters concerning compensation for directors are decided by the Board of Directors.

Compensation for directors (excluding outside directors) consists of a monthly salary and bonuses. Monthly salaries are paid on the basis on the each director’s scope of roles and responsibilities. Bonuses are paid taking into account the Company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of the Company’s shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.

Compensation for audit & supervisory board members is determined by resolution of the Audit & Supervisory Board and, in order to maintain a high level of independence, consists only of a monthly salary that is not linked to financial performance.

(b) Total Compensation for Directors and Audit & Supervisory Board Members for the Fiscal Year Ended March 31, 2013

Position	Number of Persons	Total Compensation (Millions of yen)
Director	16	484
Audit & Supervisory Board Member	6	114

Total	22	599

Notes:

1.

Upper limits on compensation for directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes four directors and an audit & supervisory board member who retired at the conclusion of the 21st ordinary general meeting of shareholders held on June 19, 2012.

3.	Compensation for directors includes ¥99 million in bonuses paid in the fiscal year ended March 31, 2013.

(3) Outside Directors and Outside Audit & Supervisory Board Members

(a) Principal activities of outside directors and outside audit & supervisory board members

Position	Name	Principal Activities
Outside Director	Hiroo Kusumoto	After his appointment in June 2012, he attended all 12 of the Board of Directors meetings held during the fiscal year ended March 31, 2013 and used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.
Outside Audit & Supervisory Board Member	Haruo Morosawa

He attended all 17 of the Board of Directors meetings and all 14 of the Audit & Supervisory Board meetings held in the fiscal year ended March 31, 2013 and made appropriate comments from his expert perspective gained through his work experience in the Board of Audit of Japan.

Kyouichi Yoshizawa

He attended all 17 of the Board of Directors meetings and all 14 of the Audit & Supervisory Board meetings held in the fiscal year ended March 31, 2013 and used his activities and experience as an NTT labor union board member to make appropriate comments.

Eiko Tsujiyama

She attended 16 of the 17 of the Board of Directors meetings and all 14 Audit & Supervisory Board meetings held in the fiscal year ended March 31, 2013 and made appropriate comments from her expert perspective in finance and accounting as a Certified Public Accountant and gained through her years of experience as a university professor and as an outside director on corporate boards.

(b) Indemnity agreements

The Company has concluded agreements with outside directors and outside audit & supervisory board members to indemnify them for personal liability as provided in Article 423, Section 1 of the Companies Act in accordance with Article 427, Section 1 of the Companies Act. The compensation of liability is the minimum amount in accordance with Article 425, Section 1 of the Companies Act.

(c) Total compensation to outside directors in the fiscal year ended March 31, 2013

Number of persons	Total compensation (Millions of yen)
3	54

4. Independent Auditor

(1)	Name of independent auditor

KPMG AZSA LLC

(2)	Audit fees paid to the independent auditor in the fiscal year ended March 31, 2013

Details	Amount (Millions of yen)
Audit fees for the independent auditor in the fiscal year ended March 31, 2013	698
Total monetary and other financial benefits payable by the Company and its subsidiaries	864

Notes:

1.

The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Companies Act, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the amounts indicated in the audit fees paid to the independent auditor in the fiscal year ended March 31, 2013 above are totals.

2.

Consideration is paid to the independent auditor for services other than the services specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit services). The non-audit services are advisory services and other service relating to international financial reporting standards.

(3)	Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Section 1 of the Companies Act apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Audit & Supervisory Board or upon request from the Audit & Supervisory Board, propose to the general meeting of shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

5. Systems for Ensuring the Propriety of the Company’s Business Activities

A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.

(1)	Basic stance on fortifying internal control systems

a)

In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

b)

An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

c)

Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

d)

The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.

(2)	Fortifying structure relating to internal control systems

a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, audit & supervisory board members, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.

b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decide management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

d)	System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.

e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

Based on rules governing fundamental matters relating to the management of our Group companies, group companies discuss important business matters with the Company or report them to the Company. In addition, officers with responsibility for corporate ethics who are appointed at subsidiaries report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by audit & supervisory board members. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

f)	Matters relating to employees who assist audit & supervisory board members in the performance of their duties and the independence of those employees from the directors

The Audit & Supervisory Board Member’s Office is established as an organization dedicated to assisting the audit & supervisory board members with the performance of their duties, and specialist staff are assigned to it. We provide the Audit & Supervisory Board with advance explanations concerning matters such as appointments and transfers of these personnel and their job assignments, and pay respectful attention to the board’s opinions before acting on such matters.

g)	System for reporting to audit & supervisory board members by directors and employees

Directors, senior vice presidents, and employees report promptly to the audit & supervisory board members and to the Audit & Supervisory Board concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the audit & supervisory board members of their duties.

h)	Other systems for ensuring that auditing by audit & supervisory board members is conducted effectively

Representative directors and the Audit & Supervisory Board hold regular meetings and develop an auditing environment necessary for enabling the audit & supervisory board members to perform their duties. In addition, the internal audit staff and independent auditor hold regular/occasional meetings with audit & supervisory board members respectively.

Throughout this report, amounts prepared based on domestic accounting standards are rounded down to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded up or down to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥493,674
Short-term investments	41,762
Accounts receivable	260,342
Receivables held for sale	638,149
Credit card receivables	194,607
Other receivables	289,849
Allowance for doubtful accounts	(16,843)
Inventories	180,736
Deferred tax assets	70,784
Prepaid expenses and other current assets	83,442

Total current assets	2,236,502

Property, plant and equipment:
Wireless telecommunications equipment	5,151,686
Buildings and structures	882,165
Tools, furniture and fixtures	532,506
Land	200,382
Construction in progress	127,592
Accumulated depreciation and amortization	(4,334,047)

Total property, plant and equipment, net	2,560,284

Non-current investments and other assets:
Investments in affiliates	352,025
Marketable securities and other investments	371,569
Intangible assets, net	691,651
Goodwill	217,640
Other assets	560,139
Deferred tax assets	239,015

Total non-current investments and other assets	2,432,039

Total assets	¥7,228,825

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥70,437
Short-term borrowings	12,307
Accounts payable, trade	705,724
Accrued payroll	55,961
Accrued interest	713
Accrued income taxes	135,418
Other current liabilities	150,300

Total current liabilities	1,130,860

Long-term liabilities:
Long-term debt (exclusive of current portion)	171,022
Accrued liabilities for point programs	140,855
Liability for employees’ retirement benefits	171,221
Other long-term liabilities	145,202

Total long-term liabilities	628,300

Total liabilities	1,759,160

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680
Additional paid-in capital	732,609
Retained earnings	4,117,073
Accumulated other comprehensive income (loss)	5,381
Treasury stock, at cost	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,427,575
Noncontrolling interests	42,090

Total equity	5,469,665

Total liabilities and equity	¥7,228,825

(Note) Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2013 (April 1, 2012—March 31, 2013)
Operating revenues:
Mobile communications services	¥3,168,478
Equipment sales	758,093
Other operating revenues	543,551

Total operating revenues	4,470,122

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,003,497
Cost of equipment sold (exclusive of items shown separately below)	767,536
Depreciation and amortization	700,206
Selling, general and administrative	1,161,703

Total operating expenses	3,632,942

Operating income	837,180

Other income (expense):
Interest expense	(1,786)
Interest income	1,587
Other, net	4,677

Total other income (expense)	4,478

Income before income taxes	841,658

Income taxes:
Current	304,557
Deferred	33,014

Total income taxes	337,571

Income before equity in net income (losses) of affiliates	504,087

Equity in net income (losses) of affiliates, net of applicable taxes	(18,767)

Net income	485,320

Less: Net (income) loss attributable to noncontrolling interests	10,313

Net income attributable to NTT DOCOMO, INC.	¥495,633

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY [U.S.GAAP]

For the Fiscal Year Ended March 31, 2013 (April 1, 2012 — March 31, 2013)

(Millions of yen)

	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total NTT DOCOMO, INC. shareholders’ equity	Non controlling interests	Total equity
Balance at March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771
Cash dividends declared to NTT DOCOMO, INC. shareholders			(240,512)			(240,512)		(240,512)
Cash distributions to noncontrolling interests						—	(4)	(4)
Acquisition of new subsidiaries						—	6,957	6,957
Changes in interest in subsidiaries		17				17	(1,045)	(1,028)
Others						—	120	120
Comprehensive income
Net income			495,633			495,633	(10,313)	485,320
Unrealized holding gains (losses) on available-for-sale securities				75,611		75,611	3	75,614
Change in fair value of derivative instruments				45		45		45
Foreign currency translation adjustment				38,994		38,994	130	39,124
Pension liability adjustment				(4,740)		(4,740)	(2)	(4,742)

Balance at March 31, 2013	¥949,680	¥732,609	¥4,117,073	¥5,381	¥(377,168)	¥5,427,575	¥42,090	¥5,469,665

(Note)  Amounts are rounded off to the nearest 1 million yen.

(Reference) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2013 (April 1, 2012—March 31, 2013)
Net income	¥485,320
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	75,614
Change in fair value of derivative instruments, net of applicable taxes	45
Foreign currency translation adjustment, net of applicable taxes	39,124
Pension liability adjustment, net of applicable taxes	(4,742)

Total other comprehensive income (loss)	110,041

Comprehensive income	595,361

Less: Comprehensive (income) loss attributable to noncontrolling interests	10,182

Comprehensive income attributable to NTT DOCOMO, INC.	¥605,543

(Note)  Amounts are rounded off to the nearest 1 million yen.

(Reference) CONSOLIDATED STATEMENT OF CASH FLOWS [U.S.GAAP]

Millions of yen
Year ended March 31, 2013 (April 1, 2012— March 31, 2013)
Cash flows from operating activities:
Net income	¥485,320
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	700,206
Deferred taxes	20,602
Loss on sale or disposal of property, plant and equipment	31,878
Impairment loss on marketable securities and other investments	10,928
Equity in net (income) losses of affiliates	30,710
Dividends from affiliates	7,583
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	706,742
(Increase) / decrease receivables held for sale	(638,149)
(Increase) / decrease in credit card receivables	(8,646)
(Increase) / decrease in other receivables	(229,252)
Increase / (decrease) in allowance for doubtful accounts	(7,024)
Decrease / (increase) in inventories	(22,375)
Decrease / (increase) in prepaid expenses and other current assets	(12,564)
(Increase) / decrease in non-current installment receivables for handsets	88,075
(Increase) / decrease in non-current receivables held for sale	(149,972)
Increase / (decrease) in accounts payable, trade	(39,377)
(Decrease) / increase in accrued income taxes	(15,844)
Increase / (decrease) in other current liabilities	10,805
(Decrease) / increase in accrued liabilities for point programs	(32,281)
Increase / (decrease) in liability for employees’ retirement benefits	9,539
(Decrease) / increase in other long-term liabilities	(34,215)
Other, net	19,716

Net cash provided by operating activities	932,405

Cash flows from investing activities:
Purchases of property, plant and equipment	(535,999)
Purchases of intangible and other assets	(242,918)
Purchases of non-current investments	(7,444)
Proceeds from sale of non-current investments	1,731
Acquisitions of subsidiaries, net of cash acquired	(17,886)
Purchases of short-term investments	(665,223)
Redemption of short-term investments	915,105
Long-term bailment for consumption to a related party	(240,000)
Proceeds from redemption of short-term bailment for consumption to a related party	90,000
Other, net	700

Net cash used in investing activities	(701,934)

Cash flows from financing activities:
Proceeds from long-term debt	60,000
Repayment of long-term debt	(82,181)
Proceeds from short-term borrowings	20,750
Repayment of short-term borrowings	(15,599)
Principal payments under capital lease obligations	(2,801)
Dividends paid	(240,388)
Contributions from noncontrolling interests	2,349
Other, net	(3,097)

Net cash provided by (used in) financing activities	(260,967)

Effect of exchange rate changes on cash and cash equivalents	2,092

Net increase (decrease) in cash and cash equivalents	(28,404)
Cash and cash equivalents at beginning of year	522,078

Cash and cash equivalents at end of year	¥493,674

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥1,017
Cash paid during the fiscal year for:
Interest, net of amount capitalized	1,840
Income taxes	321,453
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,931

(Note) Amounts are rounded off to the nearest 1 million yen.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2013)

(Millions of yen)

ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥940,523
Antenna facilities	622,597
Telecommunications line facilities	36,055
Pipe and hand holes	13,440
Building	362,393
Structures	85,304
Other machinery and equipment	2,911
Vehicles	227
Tools, furniture and fixtures	106,602
Land	197,524
Lease assets	1,130
Construction in progress	103,234

Total property, plant and equipment	2,471,946

Intangible assets
Rights to use utility facilities	13,251
Software	588,215
Patents	378
Leasehold rights	56,463
Lease assets	23
Other intangible assets	49,653

Total intangible assets	707,986

Total non-current assets for telecommunication businesses	3,179,932

Investments and other assets
Investment securities	373,016
Shares of affiliated companies	427,476
Other investments in affiliated companies	34,802
Contributions in affiliated companies	5,474
Lon-term loan receivable	165
Long-term loan receivable in affiliated companies	21,088
Long-term prepaid expenses	22,705
Long-term accounts receivable, other	149,972
Long-term deposits	240,000
Deferred tax assets	165,528
Other investments and other assets	71,098
Allowance for doubtful accounts	(1,545)

Total investments and other assets	1,509,783

Total non-current assets	4,689,716

Current assets
Cash and bank deposits	240,376
Notes receivable	6
Accounts receivable, trade	513,284
Accounts receivable, other	853,102
Securities	129,989
Inventories and supplies	188,447
Advances	2,283
Prepaid expenses	27,785
Deposits	110,000
Deferred tax assets	43,401
Other current assets	25,016
Allowance for doubtful accounts	(15,683)

Total current assets	2,118,011

Total assets	¥6,807,727

LIABILITIES
Long-term liabilities
Bonds	¥170,000
Lease obligations	1,090
Liability for employees’ retirement benefits	147,354
Accrued liabilities for loyalty programs	202,753
Asset retirement obligations	3,186
Other long-term liabilities	2,337

Total long-term liabilities	526,722

Current liabilities
Current portion of non-current liabilities	70,000
Accounts payable, trade	236,507
Lease obligations	726
Accounts payable, other	476,504
Accrued expenses	13,758
Accrued income taxes	129,537
Advances received	6,793
Deposits received	57,792
Asset retirement obligations	4,660
Other current liabilities	42,253

Total current liabilities	1,038,535

Total liabilities	1,565,258

NET ASSETS
Shareholders’ equity
Common stock	949,679

Capital surplus
Capital legal reserve	292,385
Other capital surplus	393,092

Total capital surplus	685,477

Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	120
General reserve	358,000
Earned surplus brought forward	3,573,524

Total earned surplus	3,935,744

Treasury stock	(377,167)

Total shareholders’ equity	5,193,733

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	48,736

Total valuation and translation adjustments	48,736

Total net assets	5,242,469

Total liabilities and net assets	¥6,807,727

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

For the Year ended March 31, 2013 (April 1, 2012- March 31, 2013)

		(Millions of yen)

Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,258,878
Data transmission services	1,928,612
Other	33,347	¥3,220,838

Operating expenses
Sales expenses	897,256
Facility maintenance expenses	343,861
General expenses	56,329
Administrative expenses	70,968
Research expenses	75,970
Depreciation and amortization	660,419
Loss on disposal of property, plant and equipment and intangible assets	59,694
Communication network charges	208,813
Taxes and public dues	40,301	2,413,614

Operating income from telecommunication businesses		807,224
Supplementary businesses
Operating revenues		1,288,969
Operating expenses		1,264,397

Operating income (losses) from supplementary businesses		24,571

Total operating income		831,796
Non-operating revenues and expenses
Non-operating revenues
Interest income	773
Interest income-securities	704
Dividend income Rental income	47,139 6,966
Miscellaneous income	8,050	63,634

Non-operating expenses
Interest expense	224
Interest expense-bonds	3,577
Write-downs of investment securities	4,024
Miscellaneous expenses	3,251	11,077

Recurring profit		884,353

Extraordinary Loss
Write-downs of investment in shares of affiliated companies	189,124	189,124

Income before income taxes		695,228
Income taxes-current		288,900
Income taxes-deferred		29,688

Net income		¥376,640

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the Year ended March 31, 2013 (April 1, 2012—March 31, 2013)

(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance at April 1, 2012	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥145	¥358,000	¥3,437,371	¥3,799,616	¥(377,167)	¥5,057,605
Changes during the annual period
Addition for accelerated depreciation reserve						0		(0)	—		—
Reversal of accelerated depreciation reserve						(25)		25	—		—
Dividends from surplus								(240,512)	(240,512)		(240,512)
Net income								376,640	376,640		376,640
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	—	—	—	(24)	—	136,152	136,128	—	136,128

Balance at March 31, 2013	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥120	¥358,000	¥3,573,524	¥3,935,744	¥(377,167)	¥5,193,733

(Note)  Amounts are rounded down to the nearest 1 million yen.

(Millions of yen)
	Valuation and translation adjustments		Total net assets
	Net unrealized holding gains or losses on securities	Total valuation and translation adjustments
Balance at April 1, 2012	¥(619)	¥(619)	¥5,056,985
Changes during the annual period
Addition for accelerated depreciation reserve			—
Reversal of accelerated depreciation reserve			—
Dividends from surplus			(240,512)
Net income			376,640
Net changes other than shareholders’ equity	49,355	49,355	49,355
The total amount of changes during the annual period	49,355	49,355	185,483

Balance at March 31, 2013	¥48,736	¥48,736	¥5,242,469

(Note)  Amounts are rounded down to the nearest 1 million yen.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 7, 2013

The Board of Directors
NTT DOCOMO, INC.

KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroto Kaneko (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Kotetsu Nonaka (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity and the related notes of NTT DOCOMO, INC. as at March 31, 2013 and for the year from April 1, 2012 to March 31, 2013 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Independent Auditor’s Report

May 7, 2013

The Board of Directors
NTT DOCOMO, INC.

KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroto Kaneko (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Kotetsu Nonaka (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of NTT DOCOMO, INC. as at March 31, 2013 and for the year from April 1, 2012 to March 31, 2013 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the non-consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

[English Translation]

Audit Report of Audit & Supervisory Board

Based on audit reports from each audit & supervisory board member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this audit report regarding the execution of the duties of the Board of Directors in the 22nd fiscal year from April 1, 2012 to March 31, 2013. The Board reports as follows.

1. Outline of Audit Methodology

The Audit & Supervisory Board established an auditing plan and received reports from each audit & supervisory board member on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.

Also, on the basis of the Audit & Supervisory Board Rules established by the Audit & Supervisory Board, and in accordance with its auditing plan, the audit & supervisory board members sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:

(1)

attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)

carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)

regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with directors and other persons and audit & supervisory board members of the subsidiaries, and, where necessary, received business reports from the subsidiaries; and

(4)

audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Audit & Supervisory Board evaluated business reports, supplementary schedules, the non-consolidated financial statements related to the fiscal year ended March 31, 2013 (the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, and the related notes), and the supplementary schedules as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, consolidated statement of the shareholders’ equity and the related notes).

2. Audit Results

(1)	Results of the audit of the Business Report

i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors

No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3)	Results of the audit of the non-consolidated financial statements, supplementary schedules and the consolidated financial statements

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 9, 2013

Audit & Supervisory Board Members of NTT DOCOMO, INC.

Shuro Hoshizawa, Full-time Audit & Supervisory Board Member	seal

Takanori Utano, Full-time Audit & Supervisory Board Member	seal

Haruo Morosawa, Full-time Audit & Supervisory Board Member	seal

Kyouichi Yoshizawa, Audit & Supervisory Board Member	seal

Eiko Tsujiyama, Audit & Supervisory Board Member	seal

Note:

Full-time audit & supervisory board members, Mr. Haruo Morosawa, Mr. Kyouichi Yoshizawa and Ms. Eiko Tsujiyama are outside audit & supervisory board members as provided in Article 2, Item 16 of the Companies Act.

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

We have posted on our corporate website the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company (http://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html).